PE 1/10/2014

14005729

NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 10 2014

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2014

Kimberly J. Pustulka
Jones Day
kjpustulka@jonesday.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-10-14

Re: FirstEnergy Corp.
Incoming letter dated January 10, 2014

Dear Ms. Pustulka:

This is in response to your letter dated January 10, 2014 concerning the shareholder proposal submitted to FirstEnergy by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

3/24/14

Hi Tracey!

I made copies

Thx Tina

March 10, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: FirstEnergy Corp.
Incoming letter dated January 10, 2014

The proposal requests that the board undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting.

There appears to be some basis for your view that FirstEnergy may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that FirstEnergy's practices, policies and procedures compare favorably with the guidelines of the proposal and that FirstEnergy has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if FirstEnergy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which FirstEnergy relies.

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114.1190

TELEPHONE: +1.216.586.3939 • FACSIMILE: +1.216.579.0212

DIRECT NUMBER: (216) 586-7002
KJPUSTULKA@JONESDAY.COM

January 10, 2014

VIA E-MAIL
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel

100 F Street, N.E.
Washington, DC 20549

Re: FirstEnergy Corp. - Omission of Shareholder Proposal Submitted by John Chevedden – Securities Exchange Act of 1934 - Rule 14a-8

Dear Ladies and Gentlemen:

On behalf of FirstEnergy Corp., an Ohio corporation ("FirstEnergy" and the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, we are writing to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes from its proxy materials (the "2014 Proxy Materials") for its 2014 Annual Meeting of Shareholders (the "2014 Annual Meeting") a shareholder proposal and supporting statement (collectively, the "Proposal") submitted by John Chevedden (the "Proponent").

FirstEnergy intends to file the 2014 Proxy Materials more than 80 days after the date of this letter. In accordance with the guidance found in Staff Legal Bulletin No. 14D (Nov. 7, 2008) and Rule 14a-8(j), the Company has submitted this letter via electronic submission with the Commission and concurrently sent a copy of this correspondence to the Proponent. Accordingly, the Company is not enclosing the additional six copies ordinarily required by Rule 14a-8(j). A copy of this letter and its exhibits is being sent to the Proponent via e-mail to notify the Proponent of FirstEnergy's intention to exclude the Proposal from its 2014 Proxy Materials.

Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Staff. Accordingly, the Company is taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to Daniel M. Dunlap, Assistant Corporate Secretary, FirstEnergy Corp., at ddunlap@firstenergycorp.com on behalf of FirstEnergy pursuant to Rule 14a-8(k).

CLI-2175195v6

I. *Summary of the Proposal*

The Proposal states, in relevant part:

"Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law."

The supporting statement included in the Proposal states as follows:

"Wet Seal (WTSLA) shareholders successfully used written consent to replace certain underperforming directors in 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint.

This proposal empowers shareholders by giving them the ability to effect change without being forced to wait until the annual meeting. Shareholders could replace a director using action by written consent. Shareholder action by written consent could save our company the cost of holding a meeting between annual meetings. This topic is especially important at FirstEnergy because these directors each received a whopping 38% in negative votes: Catherine Rein, Christopher Pappas, Robert Heisler, Ted Kleisner and Wes Taylor.

This proposal should also be more favorably evaluated due to FirstEnergy's clearly improvable corporate governance and environmental performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our company D for executive pay – $23 million for Anthony Alexander. And D for accounting. GMI said FirstEnergy had a history of significant restatements, special charges or write-offs. And F for environmental. GMI said FE had come under investigation, or had been subject to fine, settlement or conviction as a result of its environmental practices – plus our company's environmental impact disclosure was declining.

> We voted 67% to 79% in favor of a simple majority voting standard at a record 5 annual meetings since 2006. Yet our directors ignored us. As a result 1% of shareholders can still thwart our 79%-majority on certain key issues. A good part of the blame for this poor governance may fall on Carol Cartwright, who chaired our corporate governance committee.
>
> GMI negatively flagged George Smart (our Chairman) because he chaired FirstEnergy's audit committee during an accounting misrepresentation leading to a lawsuit settlement expense and Michael Anderson due to his involvement with the Interstate Bakeries bankruptcy. And Mr. Smart was nonetheless on our audit and nomination committees. And Mr. Anderson was nonetheless on our finance and governance committees.
>
> GMI said FirstEnergy had higher accounting and governance risk than 97% of companies. FirstEnergy also had a higher shareholder class action litigation risk than 98% of all rated companies.
>
> Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value[.]"

A Copy of the Proposal and related correspondence between the Company and the Proponent is attached to this letter as Exhibit A.

II. Basis for Exclusion of the Proposal

The Company respectfully requests that the Staff concur in the Company's view that the Proposal (or, in the case of the third bullet below, portions thereof) may be properly excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal;
- Rule 14a-8(i)(3) because the Proposal is vague and indefinite; and
- Rule 14a-8(i)(3) because the supporting statement contains statements that are false and misleading in violation of Rule 14a-9.

III. Analysis

A. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Company Has Already Substantially Implemented the Proposal

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the Company has already "substantially implemented" the proposal. In applying this standard, the Staff does not require that a company implement a shareholder proposal exactly as proposed by the shareholder. Instead, the Staff has consistently indicated that a company need only to demonstrate that its prior actions have addressed the proposal's "underlying concerns and its essential objective." *Exelon Corp.* (Feb. 26, 2010). See also *Anheuser-Busch Companies, Inc.* (Jan. 17, 2007); *Dow Chemical Company* (Mar. 5, 2008).

Importantly, the Staff has also recognized that a company's decision not to override a default provision of applicable state corporate law in its charter documents can constitute substantial implementation under Rule 14a-8(i)(10). For example, in *Exxon Mobil Corp.* (Mar. 19, 2010), Exxon Mobil argued that because it was subject to the right of shareholders to act by written consent under state corporate law, and did not, in its charter document, restrict such right, it had substantially implemented a shareholder proposal that sought to require Exxon Mobil to take further affirmative steps authorizing written shareholder actions. In its response, the Staff found that Exxon Mobil's policies, practices and procedures compared favorably with the guidelines of the proposal, that Exxon Mobil had substantially implemented the proposal and that Exxon Mobil could exclude the proposal from its proxy materials under Rule 14a-8(i)(10). As described below, for the same reasons as in the *Exxon Mobil Corp.* example, the Company should be able to exclude the Proposal because the Company is subject to the right of shareholders to act by written consent under Ohio law and does not, in its charter documents or otherwise, restrict that right.

The Existing Statutory Right of the Company's Shareholders to Act by Written Consent Substantially Implements the Essential Objective of the Proposal

FirstEnergy is an Ohio corporation. Under the Ohio Revised Code (the "ORC"), shareholders have the right to act by written consent on any action that may be taken at a meeting of shareholders and no provision of the Company's Amended Articles of Incorporation or Amended Code of Regulations restricts shareholders' statutory rights to act by written consent. See ORC Sections 1701.54 and 1701.11(A)(1)(c). Consequently, the essential objective of the Proposal, which is "giving shareholders the fullest power to act by written consent in accordance with applicable law," and the underlying concern of the Proposal, which is the limitation on shareholder action outside of a meeting, have been substantially implemented.

Importantly, shareholders' statutory rights to act by written consent are set forth in two provisions of the ORC.[1] Together, these two provisions provide that shareholder action by written consent must be unanimous in every circumstance except amendments to the Company's Amended Code of Regulations. Specifically, Section 1701.54(A) of the ORC provides, in relevant part, as follows:

> Unless the articles ... or the regulations ... prohibit the authorization or taking of any action of the shareholders or of the directors without a meeting, any action that may be authorized or taken at a meeting of the shareholders or of the directors, as the case may be, may be authorized or taken without a meeting with the affirmative vote or approval of, and in a writing or writings signed by[,] all the shareholders who would be entitled to notice of a meeting of the shareholders held for such purpose, or all the directors, respectively, which writing or writings shall be filed with or entered upon the records of the corporation.

The second provision, Section 1701.11(A)(1)(c) of the ORC, states that a corporation's regulations may be adopted, amended or repealed as follows:

> Without a meeting, by the written consent of the holders of shares entitling them to exercise two-thirds of the voting power of the corporation on the proposal, or if the articles or regulations that have been adopted so provide or permit, by the written consent of the holders of shares entitling them to exercise a greater or lesser proportion but not less than a majority of the voting power of the corporation on the proposal.

Because neither the Company's Amended Articles of Incorporation nor its Amended Code of Regulations prohibits or even addresses shareholders' ability to take action by written consent with respect to any subject matter, the Company's shareholders already have the right to take action by written consent under the ORC. Further, Section 1701.54 of the ORC does not permit the Board of Directors or the shareholders to adopt a lower approval threshold than unanimity.

That the Proposal seeks to "permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize [an] action at a meeting at which all shareholders entitled to vote thereon were present and voting" is not a meaningful distinction between the Proposal and the policies, practices and procedures the Company already has in place. Any attempt to amend the Company's charter documents to insert the excerpted clause of the Proposal, or otherwise implement this portion of the Proposal, would be ineffective. As described above, under the ORC, written actions must be unanimous in all circumstances other

[1] The ORC also contains provisions addressing shareholder written action in the context of close corporations and preemptive rights, neither of which is relevant to the Company. See ORC Sections 1701.15(A)(7) and (8) and Sections 1701.591(E)(1) and (2).

than with respect to amendments to a company's code of regulations. For Ohio corporations, virtually all shareholder actions by written consent require a higher threshold than actions taken at a shareholder meeting. This reflects a significant difference between Ohio law and that of other states where adoption of a provision similar to the one included in the Proposal would be permissible and consistent with state law. For example, Section 228(a) of the General Corporation Law of the State of Delaware is consistent with the language of the Proposal and permits written consent by "holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted... ."

For these reasons, the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(10).

B. The Proposal may be excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9 because it is impermissibly vague and indefinite so as to be false and materially misleading

Rule 14a-8(i)(3) permits a registrant to exclude from its proxy materials a shareholder proposal and any statement in support thereof from its proxy statement and the form of proxy if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("Staff Legal Bulletin No. 14B") clarified that this basis for exclusion applies where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

The Staff has permitted exclusion under Rule 14a-8(i)(3) of shareholder proposals where aspects of the proposal are ambiguous, thereby causing the proposal to be so vague or indefinite that it is inherently misleading. A proposal may be vague, and thus misleading, when it fails to explain fundamental aspects of its implementation. See, e.g., *General Electric Co.* (Jan. 21, 2011) (permitting exclusion of a proposal that was vague and indefinite because neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal required); *Fuqua Industries, Inc.* (Mar. 12, 1991) (permitting exclusion of a proposal where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

The Proposal Fails to Explain the Fundamental Aspects of Its Implementation Making It Impossible for Shareholders to Evaluate What Actions, If Any, the Company Could Take to Implement the Proposal

The Proposal is impermissibly vague and indefinite for many reasons; consequently, it is misleading. First, it is unclear what changes are being requested by the Proposal. The Proposal fails to explain the fundamental aspects of its implementation. The Company's shareholders already have the power to act by written consent by statute. Without further clarification, it is impossible for the Company and its shareholders to evaluate what actions the Company's Board of Directors could legally take under Ohio law that would give shareholders additional rights to act by written consent than what they already have. As noted above, neither the Company's Amended Articles of Incorporation nor its Amended Code of Regulations prohibit or even address shareholders' ability to take action by written consent.

Furthermore, the Proposal requests that the Company's Board of Directors take steps "to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting." The Proposal also states that the Proposal "includes shareholder ability to initiate *any* topic for written consent consistent with applicable law" (emphasis added). These statements together render the Proposal's key elements susceptible to multiple interpretations and are sufficiently vague and ambiguous so as to be misleading to shareholders and to the Company. In addition, when taken together with the provisions of the ORC that permit shareholders to act by written consent, the Proposal is even more confusing because, unlike corporate statutes in states such as Delaware, the ORC requires unanimous written consent in all circumstances except amendments to regulations. See ORC Sections 1701.54 and 1701.11(A)(1)(c). Shareholders would likely be misled to believe that the Company has greater discretion in altering or expanding shareholders' right to act by written consent than they currently have under the ORC.

The Proposal Would Likely Mislead Shareholders about the Effects of Adoption of the Proposal

The Staff has concurred in the exclusion of a shareholder proposal under Rule 14a-8(i)(3) when implementation of the proposal would not have the effect that the proposal says it will, including when facts not addressed in the proposal would curtail or otherwise affect the implementation or operation of the proposal. See *USA Technologies, Inc.* (Mar. 27, 2013); *General Electric Co.* (Jan. 6, 2009). In addition, the Staff has concurred that a number of shareholder proposals could be excluded from company proxy statements because various key terms in the proposals were not adequately defined or explained within the text of the proposal and supporting statement. See *Dell Inc.* (Mar. 30, 2012) (concurring with the exclusion of a proxy access shareholder proposal because the proposal's reference to the Rule 14a-8 eligibility requirements was vague and indefinite); *The Boeing Co.* (Mar. 2, 2011) (concurring with the exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because the proposal did not adequately explain the meaning of that phrase, rendering the proposal vague and indefinite).

Here, shareholders already have "fullest power to act by written consent in accordance with applicable law," but the Proposal may mislead shareholders to believe that the Company (rather than the ORC) is somehow restricting shareholder rights with respect to written consent. The Proposal is also misleading because shareholders may believe that by voting for the Proposal, they would be given the right to act by written consent at a reduced voting requirement for a broader array of topics than is permissible under the ORC.

The Proposal Fails to Explain the Substantive Provisions Contemplated by the Proposal

Moreover, shareholders may not be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. The SEC has granted no-action relief where a proposal references an external standard but does not otherwise define the standard in a way that would allow shareholders to determine with reasonable certainty exactly what actions or measures the proposal requires. See *Chevron Corp.* (Mar. 15, 2013) (concurring with the exclusion of an independent chair proposal that referred to the New York Stock Exchange standards of independence but did not otherwise describe or explain the substantive provisions of those standards because "shareholders would not be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"). Here, the Proposal requires that shareholders be permitted the ability to act by written consent "consistent with giving shareholders the fullest power to act in accordance with applicable law." The Proposal does not further describe or explain the substantive provisions of such power or applicable law and, therefore, shareholders would not be able to determine with reasonable certainty what actions or measures the Proposal requires.

Because the Proposal fails to provide definitions of key terms that could lead to shareholder confusion, offers no way to reconcile its inherently contradictory language and fails to specify the actions that the Proponent would like the Company to take in light of the rights that the Company's shareholders already possess, the Company believes, consistent with the precedent cited above, that the Proposal is impermissibly vague and misleading to shareholders. Furthermore, any action the Company could possibly take to implement such a proposal "could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991).

For these reasons, the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(3).

C. The Proposal May be Excluded under Rule 14a-8(i)(3) Because Substantial Portions of the Proposal are Unsubstantiated, Materially False, Materially Misleading or Irrelevant

If the Staff is unable to concur with the Company's view that the Proposal may be excluded from the 2014 Proxy Materials based on the foregoing reasons, all or certain portions of Proposal should be excluded under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9, "which prohibits materially false and misleading statements in proxy materials." Rule 14a-9 specifically provides that no solicitation may be made by means of any proxy statement containing "any statement, which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading."

The Staff recognized in Staff Legal Bulletin No. 14B that the exclusion of all or a part of a proposal or supporting statement may be appropriate where, among other circumstances, (i) the company demonstrates objectively that a *factual statement is materially false or misleading*; or (ii) *substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal*,[2] such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote. Since publication of Staff Legal Bulletin 14B, the Staff has selectively allowed the exclusion of proposals, supporting statements, or portions thereof, on the basis that such proposals or supporting statements included materially false or misleading statements or statements that were irrelevant to the proposal at hand. See, e.g., *Burlington Northern Santa Fe Corp.* (Jan. 22, 2002); *Boise Cascade Corp.* (Jan. 23, 2001); *Entergy Corp.* (Feb. 14, 2007); *Energy East Corp.* (Feb. 12, 2007); *The Bear Stearns Cos. Inc.* (Jan. 30, 2007). The Company believes that the statements identified below fall squarely within the circumstances set out in Staff Legal Bulletin 14B, and the Staff should provide the no-action relief requested below.

The Proposal Contains Unsubstantiated References to Non-Public Materials that the Proponent Has Not Made Available to the Company for Evaluation

The Staff has indicated in previous guidance that references within a proposal to external sources can violate the Commission's proxy rules, including Rule 14a-9, and accordingly can support the exclusion of a proposal under Rule 14a-8(i)(3). In Staff Legal Bulletin No. 14 (Jul. 13, 2001) ("Staff Legal Bulletin 14G"), the Staff stated that a proposal's reference to a website is

[2] (emphasis added).

excludable under Rule 14a-8(i)(3) "because information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." The Staff has also concurred in the exclusion of newspaper article references within a proposal's supporting statement on the basis that such references were false and misleading under Rule 14a-9. See *Freeport-McMoRan Copper & Gold Inc.* (Feb. 22, 1999).

Shareholder proponents are subject to the same standards that apply to companies under Rule 14a-9 when making references to external sources in a shareholder proposal. The Staff generally requires companies to provide copies of source materials when a company references external sources that are not publicly available in its proxy materials in order to demonstrate that the source references do not violate Rule 14a-9. In an August 2011 comment letter to Forest Laboratories, Inc., the Staff noted that the company's definitive additional proxy soliciting materials contained statements attributed to a Jefferies Research report that was not provided. The Staff requested that copies of the report be made available and reiterated the request when the company failed to provide the Jeffries Research materials by stating "[u]ntil such support is provided or filings made, please avoid referencing or making similar unsupported statements in your filings. Refer to Rule 14a-9." *Commission Comment Letter to Forest Laboratories, Inc.* (Staff response Aug. 12, 2011). The Staff also made similar requests of H.J. Heinz Company when it requested a full copy of an article from which the company had quoted an individual in order to "appreciate the full context in which the quote appears" and also reminded the company "that referring to another person's statements does not insulate you from the applicability of Rule 14a-9" and the company should "refrain from making any unsupportable statements." *Commission Comment Letter to H.J. Heinz Company* (Staff response Jul. 21, 2006).

Similar to its requests of companies regarding their proxy materials, the Staff also requires shareholder proponents to provide companies with source materials that are not publicly available in order to show that references to these materials do not violate Rule 14a-9. In Staff Legal Bulletin 14G (Oct. 16, 2012) ("Staff Legal Bulletin 14G"), the Staff reiterated that references to external sources are excludable under Rule 14a-8(i)(3) and stated "if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for the company or the Staff to evaluate whether the website reference may be excluded." In Staff Legal Bulletin 14G, the Staff also noted that a reference to an external source that is not publicly available could avoid exclusion "if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website." See also *The Charles Schwab Corp.* (Mar. 7, 2012) (not concurring with the exclusion of a website address from the text of a proposal because "the proponent has provided [the company] with the information that would be included on the website").

In this case, the fifth, seventh and eighth paragraphs of the Proposal's supporting statement—a near majority of the supporting statement—consist primarily of information purportedly reported by GMI Ratings, an external source that is not publicly available. GMI Ratings' reports on companies are not publicly available and, without a paid subscription, it is impossible for the Company to verify the data source the Proposal purports to cite without assistance from the Proponent. Furthermore, on January 8, 2013, the Company submitted a request to the Proponent that he provide the GMI Ratings materials referred to in the Proposal and the Proponent refused to provide the materials. Instead, the Proponent provided instructions on accessing the materials on GMI Ratings' website. However, because GMI Ratings provides companies that are not subscribers to its services, such as FirstEnergy, with only one complimentary overview copy of its assessment in any twelve-month period, and because FirstEnergy had already made such a request from GMI Ratings on or about June 13, 2013, FirstEnergy was unable to access the GMI materials referred to in the Proposal by following the Proponent's instructions. Since the Proponent has provided no documents and only inaccurate and unusable instructions, the Company has no way to substantiate any statements in the Proposal attributable to the GMI Ratings referenced in the Proposal, determine whether those statements have been updated or are out of date, or "assess the context of the information upon which the [the Proponent] [rel[ies]." *Commission Comment Letter to Forest Laboratories, Inc.* (Staff response Aug. 2, 2011). See also *Commission Comment Letter to H.J. Heinz Co.* (Staff response Jul. 21, 2006). Therefore, the Proponent's failure to provide the GMI Ratings report in connection with the Proposal is incompatible with the Commission's proxy rules and justifies exclusion of the supporting statement under Rule 14a-8(i)(3).

If the Staff is unable to concur that the supporting statement is materially false and misleading in violation of Rule 14a-9 and should be excluded in its entirety, the Company believes the supporting statement should be revised to at least remove the fifth, seventh and eighth paragraphs in the Proposal, each of which is attributable to GMI Ratings.

The Proposal Includes Specific Statements That Are Objectively and Materially False or Misleading

Although the Company believes that the Proposal's supporting statement as a whole is materially false and misleading because the Company is unable to verify substantial portions of the supporting statement, the Company believes the specific statements discussed below are objectively and materially false or misleading. The Staff has made it clear that a proposal "that will require detailed and extensive editing in order to bring ...[it] into compliance with the proxy rules" may justify the exclusion of the entire proposal. See Staff Legal Bulletin 14. To the extent that the Staff does not concur that the Proposal may be excluded in its entirety, the Company requests that the Staff concur with the exclusion of the following portions of the Proposal's supporting statement:

- *"GMI Ratings ... rated our company D for executive pay ... ."* On the basis of the information available to the Company, the Company believes this statement is objectively and materially false and misleading. The materials provided to the Company by GMI Ratings on or about June 13, 2013, which, as discussed above, are the most recent materials from GMI Ratings made available to the Company, assign the Company several grades with respect to executive pay, including within "Global," "Home Market" and "Sector" categories. Grades for a given governance item may be different with respect to each category of GMI Ratings' analysis. For example, the June 13, 2013 materials report that the Company did not receive the same grade for all three categories. The Proposal makes no effort to highlight the multiple categories and, instead, characterizes GMI Ratings' assessment as assigning only one grade to the Company with respect to executive pay.

- *"GMI Ratings ... rated our Company D for accounting."* On the basis of the information available to the Company, the Company believes this statement is objectively and materially false and misleading. GMI Ratings' last known accounting rating of the Company was a "C" grade in each of the Global, Home Market and Sector categories.

- *"We voted 67% to 79% in favor of a simple majority voting standard at a record 5 annual meetings since 2006. Yet our directors ignored us."* The Company believes this statement is objectively and materially false and misleading for two reasons.

  First, shareholder proposals to adopt simple majority voting received considerable support at the Company's 2012 Annual Meeting of Shareholders and in prior years. Instead of "ignoring" these results, the Company included a management proposal in the proxy materials for its 2013 Annual Meeting of Shareholders to amend its Amended Articles of Incorporation and Amended Code of Regulations to reduce certain supermajority voting requirements to majority thresholds. This proposal did not receive the shareholder vote required for adoption.

  Second, the statement inaccurately characterizes past shareholder support for proposals to implement a majority voting standard. The Proponent's statement that "[w]e voted 67% to 79% ..." implies that 67% to 79% of all outstanding shares were voted in favor of majority voting proposals over the given period. However, it appears that the Proponent's statistic is based on the number of votes cast in favor of majority voting proposals divided by the total number of votes cast in relation to majority voting proposals, whereas the percentage of outstanding shares voted in

> favor of a general majority voting standard has ranged from approximately 51.09% to 73.34% since 2006. At the five annual meetings since 2006 at which majority voting proposals received the greatest shareholder support, approximately 52.80%, 56.06%, 57.70%, 59.56% and 73.34% of outstanding shares were voted in favor of the majority voting proposals. Furthermore, if one were to take into account proposals to implement majority voting in the election of directors in addition to proposals seeking general majority voting standards—and it is unclear from the Proposal whether the Proponent intended to do so—the range over the same period would be approximately 28.63% to 73.34% of outstanding shares.

Accordingly, the Company requests that to the extent that the Staff does not concur that the entire Proposal may be excluded, the Staff concur that the Company may exclude the specific statements identified above.

A Majority of the Proposal's Supporting Statement Is Irrelevant to the Subject Matter of the Proposal

As noted above, the Company believes that the Proposal as a whole is materially false and misleading because the Company is unable to verify substantial portions of the Proposal's supporting statement and that specific statements discussed above are objectively and materially false or misleading. If, however, the Staff does not concur with these views, the Company believes that a significant majority of the supporting statement is comprised of assertions that are unrelated and irrelevant to the topic of the Proposal: the power of shareholders to act by written consent.

There is a strong likelihood that a reasonable shareholder would, after reading the Proposal's supporting statement, be uncertain as to the whether his or her vote relates to executive pay, accounting risk management, environmental risk, director voting standards at shareholder meetings, committee membership, litigation risk, governance risk management or the ability of shareholders to act by written consent. Even the Proponent acknowledges that the supporting statement is unrelated to the Proposal by including the following sentence at the end of the supporting statement: "[R]eturning to the core topic of this proposal from the context of our clearly improvable corporate governance … ." Yet the Proponent does not refer again to action by written consent in the concluding statement. The Proponent does not link the unrelated statements to the Proposal, but merely states that the Proposal "should also be more favorably evaluated due to our Company's clearly improvable corporate governance … ." As a result, the combination of the resolution and supporting statement, when read together, is materially misleading since there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote after reading the entire Proposal.

The Proposal's supporting statement is also misleading in that it attempts to influence votes in favor of the Proposal based on unrelated matters and purported deficiencies, rather than on the merits of the resolution itself. The supporting statement improperly instructs shareholders to evaluate the Proposal "more favorably … due to [the] Company's clearly improvable corporate governance," which suggests that shareholders who vote in favor of the Proposal will be voting to take action to address the purported deficiencies discussed in the supporting statement. This suggestion is false and materially misleading to shareholders.

The Proponent should not be allowed to misuse the shareholder proposal process by raising irrelevant, false and misleading matters regarding the Company, thus providing a public forum to raise supposed grievances that bear no reasonable relation to the subject matter of the Proposal. Moreover, the inclusion of these statements puts the Company in the unfortunate position of either responding to these matters in the proxy statement, adding further disclosure that is irrelevant and distracting to shareholders, or leaving the matters unchallenged and thereby giving the false impression that the Company has no response to the criticisms raised in the Proposal. Exclusion of the Proposal or, at least the irrelevant portions of the Proposal that address governance issues not related to shareholder actions in writing, would further investor protection by focusing the disclosure on the most important matters presented in the proxy statement rather than burdening investors with lengthy and distracting disclosures.

IV. *Conclusion*

For the reasons set forth above, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if the Company excludes the Proposal or, in the alternative, the identified portions of the Proposal from the 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call the undersigned at 216-586-7002. Pursuant to the guidance provided in Staff Legal Bulletin No. 14F (Oct. 18, 2011), the Company requests that the Staff provide its response to this request to Daniel M. Dunlap, Assistant Corporate Secretary, FirstEnergy Corp., at ddunlap@firstenergycorp.com and to the Proponent at

*** FISMA & OMB Memorandum M-07-16 ***

Very truly yours,

Kimberly J. Pustulka

Kimberly J. Pustulka

Attachments

cc: Daniel M. Dunlap / FirstEnergy Corp.
J. Chevedden / *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. George M. Smart
Chairman of the Board
FirstEnergy Corp. (FE)
76 S Main St
Akron OH 44308
Phone: 330-761-7837

RECEIVED

NOV 27 2013

Assistant Secretary's Office

Rule 14a-8 Proposal

Dear Mr. Smart,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden — November 26, 2013
John Chevedden Date

cc: Ronda Ferguson <rferguson@firstenergycorp.com>
Corporate Secretary
PH: 330-384-5620
FX: 330-384-5909
FX: 330-384-3866
Daniel M. Dunlap <ddunlap@firstenergycorp.com>
Assistant Corporate Secretary
Sally A. Jamieson <sjamieson@firstenergycorp.com>

[FE: Rule 14a-8 Proposal, November 26, 2013]
Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

Wet Seal (WTSLA) shareholders successfully used written consent to replace certain underperforming directors in 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint.

This proposal empowers shareholders by giving them the ability to effect change without being forced to wait until the annual meeting. Shareholders could replace a director using action by written consent. Shareholder action by written consent could save our company the cost of holding a meeting between annual meetings. This topic is especially important at FirstEnergy because these directors each received a whopping 38% in negative votes: Catherine Rein, Christopher Pappas, Robert Heisler, Ted Kleisner and Wes Taylor.

This proposal should also be more favorably evaluated due to FirstEnergy's clearly improvable corporate governance and environmental performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our company D for executive pay – $23 million for Anthony Alexander. And D for accounting. GMI said FirstEnergy had a history of significant restatements, special charges or write-offs. And F for environmental. GMI said FE had come under investigation, or had been subject to fine, settlement or conviction as a result of its environmental practices – plus our company's environmental impact disclosure was declining.

We voted 67% to 79% in favor of a simple majority voting standard at a record 5 annual meetings since 2006. Yet our directors ignored us. As a result 1% of shareholders can still thwart our 79%-majority on certain key issues. A good part of the blame for this poor governance may fall on Carol Cartwright, who chaired our corporate governance committee.

GMI negatively flagged George Smart (our Chairman) because he chaired FirstEnergy's audit committee during an accounting misrepresentation leading to a lawsuit settlement expense and Michael Anderson due to his involvement with the Interstate Bakeries bankruptcy. And Mr. Smart was nonetheless on our audit and nomination committees. And Mr. Anderson was nonetheless on our finance and governance committees.

GMI said FirstEnergy had higher accounting and governance risk than 97% of companies. FirstEnergy also had a higher shareholder class action litigation risk than 98% of all rated companies.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Right to Act by Written Consent – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by em*** FISMA & OMB Memorandum M-07-16 ***

FirstEnergy

76 South Main Street
Akron, Ohio 44308

November 27, 2013

VIA OVERNIGHT MAIL AND ELECTRONIC MAIL*** FISMA & OMB Memorandum M-07-16 ***

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of FirstEnergy Corp. (the "Company"), which received on November 26, 2013, John Chevedden's (the "Proponent") shareholder proposal (copy enclosed) entitled "Right to Act by Written Consent" (the "Proposal") for consideration at the Company's 2014 Annual Meeting of Stockholders.

The Securities and Exchange Commission's (the "SEC") rules and regulations, including Rule 14a-8, govern the proxy process and shareholder proposals. For your reference, I am enclosing a copy of Rule 14a-8 with this letter.

The Proposal contains certain eligibility or procedural deficiencies and does not satisfy the requirements of Rule 14a-8. In particular, Rule 14a-8(b) states that "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the [C]ompany's securities entitled to be voted on the [P]roposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting." Based on the records of our transfer agent, the Proponent is not a registered holder of shares of the Company's common stock. Therefore, you must obtain a proof of ownership letter from the Depository Trust Company (DTC) participant through which your securities are held at DTC or from an affiliate of the DTC participant through which your securities are held at DTC[1] in order to satisfy your proof of ownership requirements in Rule 14a-8. We expect that, like many shareholders, the Proponent may own shares in "street name" through a record holder such as a broker or bank.

To remedy these deficiencies, you must provide sufficient proof of ownership of the requisite number of Company shares for the one-year period preceding and including the date you submitted the Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

[1] According to the SEC staff, an entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

- a written statement from the "record" holder of the securities (usually a bank or broker) verifying that, on the date you submitted the Proposal, the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including on the date you submitted the Proposal; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the ownership of the shares as of or before the date on which the one-year eligibility period begins and your written statement that the Proponent continuously held the required number of shares for the one-year period as of the date of the statement and that the Proponent intends to continue holding the securities through the date of the shareholder meeting currently expected to be May 21, 2013.

For purposes of Rule 14a-8(b) (2) (i), only DTC participants are viewed as "record" holders of securities that are deposited at DTC. As discussed above, however, the SEC staff has advised that a securities intermediary holding shares through its affiliated DTC participant should also be in a position to verify its customer' ownership of securities. Therefore, for purposes of Rule 14a-8(b) (2) (i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

To the extent that you hold the subject securities through a securities intermediary that is not a DTC participant or an affiliate of a DTC participant, then in addition to a proof of ownership letter from the securities intermediary, you will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

To assist you in addressing this deficiency notice we direct you to the SEC's Staff Legal Bulletins (SLB) No. 14F and 14G which we have enclosed with this letter for your reference.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at FirstEnergy Corp, 76 South Main Street, Akron, OH 44308. Alternately, you may send your response via facsimile to (330) 384-3866 or via electronic mail to sjamieson@firstenergycorp.com.

The Company may exclude the proposal if you do not meet the requirements set forth in the enclosed rules. However, if on a timely basis you remedy any deficiencies, we will review the proposal on its merits and take appropriate action. As discussed in the rules, we may still seek to exclude the proposal on substantive grounds, even if you cure any eligibility and procedural defects.

If you have any questions with respect to the foregoing, please feel free to contact me at 330-761-4264.

Very truly yours,

Sally A. Jamison

Enclosures

bc: Rhonda S. Ferguson
Daniel M. Dunlap

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)

(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Personal Investing P.O. Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

Post-it® Fax Note 7671	Date 11-29-13	# of pages ▶
To Sally Jamieson	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone #	
Fax # 330-384-3866	Fax #	

November 29, 2013

John R. Chevedden
Via fa*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no fewer than 100 shares of FirstEnergy Corp. (CUSIP: 337932107, trading symbol: FE), no fewer than 100 shares of Home Depot, Inc. (CUSIP: 437076102, trading symbol: HD), no fewer than 100 shares of Aetna Inc. (CUSIP: 00817Y108, trading symbol: AET), no fewer than 48 shares of Comcast Corp. (CUSIP: 20030N101, trading symbol: CMCSA) and no fewer than 100 shares of Intel Corp. (CUSIP: 458140100, trading symbol: INTC) since September 1, 2012.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and a Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W954539-29NOV13

Fw: Rule 14a-8 Proposal (FE)``
Daniel M Dunlap
to:
*** FISMA & OMB Memorandum M-07-16 ***
01/08/2014 10:36 AM
Bcc:
Sally A Jamieson
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From: Daniel M Dunlap/FirstEnergy

*** FISMA & OMB Memorandum M-07-16 ***

Bcc: Sally A Jamieson/FirstEnergy

1 Attachment

CCE00000.pdf

Mr. Chevedden,

In your attached shareholder proposal you reference information as reported by GMI. Please provide a copy of the related GMI report by the end of day on Thursday, January 9.

Thank you,

Daniel M. Dunlap, Esq.
Assistant Corporate Secretary
FirstEnergy Corp.
Phone: 330-384-4692 / 724-838-6188
Fax: 330-384-3866 / 234-678-2370
E-Mail: ddunlap@firstenergycorp.com
----- Forwarded by Daniel M Dunlap/FirstEnergy on 01/08/2014 10:34 AM -----

*** FISMA & OMB Memorandum M-07-16 ***
To: Ronda Ferguson <rferguson@firstenergycorp.com>
Cc: "Daniel M. Dunlap" <ddunlap@firstenergycorp.com>, "Sally A. Jamieson" <sjamieson@firstenergycorp.com>
Date: 11/26/2013 04:31 PM
Subject: Rule 14a-8 Proposal (FE)``

Dear Ms. Ferguson,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden *(See attached file: CCE00000.pdf)*

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. George M. Smart
Chairman of the Board
FirstEnergy Corp. (FE)
76 S Main St
Akron OH 44308
Phone: 330-761-7837

Rule 14a-8 Proposal

Dear Mr. Smart,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

November 26, 2013
Date

cc: Ronda Ferguson <rferguson@firstenergycorp.com>
Corporate Secretary
PH: 330-384-5620
FX: 330-384-5909
FX: 330-384-3866
Daniel M. Dunlap <ddunlap@firstenergycorp.com>
Assistant Corporate Secretary
Sally A. Jamieson <sjamieson@firstenergycorp.com>

[FE: Rule 14a-8 Proposal, November 26, 2013]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

Wet Seal (WTSLA) shareholders successfully used written consent to replace certain underperforming directors in 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint.

This proposal empowers shareholders by giving them the ability to effect change without being forced to wait until the annual meeting. Shareholders could replace a director using action by written consent. Shareholder action by written consent could save our company the cost of holding a meeting between annual meetings. This topic is especially important at FirstEnergy because these directors each received a whopping 38% in negative votes: Catherine Rein, Christopher Pappas, Robert Heisler, Ted Kleisner and Wes Taylor.

This proposal should also be more favorably evaluated due to FirstEnergy's clearly improvable corporate governance and environmental performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our company D for executive pay – $23 million for Anthony Alexander. And D for accounting. GMI said FirstEnergy had a history of significant restatements, special charges or write-offs. And F for environmental. GMI said FE had come under investigation, or had been subject to fine, settlement or conviction as a result of its environmental practices – plus our company's environmental impact disclosure was declining.

We voted 67% to 79% in favor of a simple majority voting standard at a record 5 annual meetings since 2006. Yet our directors ignored us. As a result 1% of shareholders can still thwart our 79%-majority on certain key issues. A good part of the blame for this poor governance may fall on Carol Cartwright, who chaired our corporate governance committee.

GMI negatively flagged George Smart (our Chairman) because he chaired FirstEnergy's audit committee during an accounting misrepresentation leading to a lawsuit settlement expense and Michael Anderson due to his involvement with the Interstate Bakeries bankruptcy. And Mr. Smart was nonetheless on our audit and nomination committees. And Mr. Anderson was nonetheless on our finance and governance committees.

GMI said FirstEnergy had higher accounting and governance risk than 97% of companies. FirstEnergy also had a higher shareholder class action litigation risk than 98% of all rated companies.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Right to Act by Written Consent – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by em*** FISMA & OMB Memorandum M-07-16 ***

Re: Rule 14a-8 Proposal (FE) gmi`
Daniel M Dunlap
to:
*** FISMA & OMB Memorandum M-07-16 ***
01/08/2014 12:34 PM
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From: Daniel M Dunlap/FirstEnergy

To: *** FISMA & OMB Memorandum M-07-16 ***

Mr. Chevedden,

Thank you.

The GMI report we obtained within the last 12 months is not consistent with information you cite in your proposal. Please provide a copy of the related GMI report you relied on by the end of day on Thursday, January 9.

Thank you,

Daniel M. Dunlap, Esq.
Assistant Corporate Secretary
FirstEnergy Corp.
Phone: 330-384-4692 / 724-838-6188
Fax: 330-384-3866 / 234-678-2370
E-Mail: ddunlap@firstenergycorp.com

On Jan 8, 2014, at 10:45 AM, " *** FISMA & OMB Memorandum M-07-16 *** wrote:

Mr. Dunlap,
I hope this is useful in regard to GMI.
Sincerely,
John Chevedden

With regard to complimentary reports, we provide corporate issuers with 1 complimentary overview copy of our ESG and AGR reports for their company every 12-months upon request. The request must come directly from the corporation and we will only provide complimentary copies directly to corporate issuers, not their outside counsel. Corporate issuers interested in requesting a complimentary copy should be directed here: http://www3.gmiratings.com/home/contact-us/company-rating/ <http://www3.gmiratings.com/home/contact-us/company-rating/>

We always encourage corporate issuers and law firms to utilize one of our subscription options to GMI Analyst so they can efficiently monitor ESG and AGR data, events, ratings (the ratings are subject to change monthly and quarterly, respectively), and Key Metrics throughout the year. We have approximately 100 corporate issuers who subscribe to GMI Analyst and we work with many law firms (either within the law libraries or at the associate level) who utilize GMI Analyst as a ESG and forensic-accounting risk research product.

Rule 14a-8 Proposal (FE) gmi`
*** FISMA & OMB Memorandum M-07-16 ***
to:
Daniel M. Dunlap
01/09/2014 08:52 PM
Hide Details
From: *** FISMA & OMB Memorandum M-07-16 *** >

To: "Daniel M. Dunlap" <ddunlap@firstenergycorp.com>

History: This message has been forwarded.

Mr. Dunlap, Please let me know of specific issues of accuracy with the rule 14a-8 proposal text in order that text may be adjusted if there is a need. Please also note the text below which was submitted with the rule 14a-8 proposal.
Sincerely,
John Chevedden

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).